SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Claude Resources Inc.

(Translation of registrant’s name into English)

200 - 224 - 4th Ave S., Saskatoon, SK, S7K 5M5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

EXPLANATORY NOTE

This amendment is being filed to rectify the following information:

The record date of the annual meeting indicated on page 6 of the enclosed management information circular is incorrect. We further advised that the proxy cut-off time on page 5 is also incorrect. Please accept our apologies for this oversight.

RECORD DATE - April 1, 2014

PROXY CUT-OFF TIME - May 6, 2014 at 10:00 AM (MST)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 11, 2014

Claude Resources Inc.

(Registrant)

By:	/s/ Rick Johnson
Rick Johnson
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	INFORMATION CIRCULAR
99.2	NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
99.3	FORM OF PROXY